FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant’s name into English)

Gran Vía, 28
28013 Madrid, Spain
3491-459-3050
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Third Telefónica Investor Conference:
Presentation delivered by Mr. Santiago Fernández Valbuena, Chief Financial Officer of Telefónica

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	October 13th, 2003	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors

Santiago Fernández Valbuena
Chief Financial Officer
Telefónica S.A.



THIRD INVESTOR CONFERENCE

MADRID 2003

Telefónica

Safe harbor

"This presentation contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator"

Finance at Telefónica: for us, WACC means We Are Careful with Capital

Telefónica

Contents

1. Managing For Cash-flows

1.1 GENERATION

- FCF Generation
- Regional Sources

1.2 DISTRIBUTION RATIONALE

FIRM COMMITMENTS

- Shareholder Remuneration
- Solvency Protection

STRATEGIC FLEXIBILITY

- Business Expansion
- Financial Flexibility

A Strong Cash Flow For The Period 2003-2006...

OPERATING FREE CASH FLOW*

- Client focus & commercial excellence to drive top line growth
- Build-up of a cost efficient model
- Optimizing Capex for lower capital intensity

–

NON-OPERATING OUTFLOWS

- Financial expenses
- Cash Taxes
- Minorities
- Working capital
- Calls on cash flow

FREE CASH FLOW GENERATION 2003-2006 **

(€ Bn., 2002 constant exchange rates)


>39
7
5
>27
OpFCF *
Interests & Calls on Cash ***
Others ****
FCF

* EBITDA-CAPEX

** Before Financial Investments. Excluding forex and changes in consolidation

*** Assuming limited debt reduction

**** Cash Taxes, Minorities and Working Capital

...Which Is Well Balanced By Geographies


2003-2006 FREE CASH FLOW BREAKDOWN
BY GEOGRAPHY *
Latam
1/3
Spain
2/3

- Spain more than covers our 03-06 firm commitments.
- We have proven our active management of Latam exposure.

* Constant Exchange Rates as of 2002

Our Rationale For 2003-2006 Cash-flows Distribution

TWO BASIC PRINCIPLES...

- TO FULLY DELIVER ON OUR FIRM COMMITMENTS
- TO KEEP STRATEGIC FLEXIBILITY TO GROW OUR BUSINESSES

...TO ACHIEVE OUR FOUR PRIORITIES

1. SHAREHOLDER REMUNERATION
2. SOLVENCY PROTECTION FOR A "SINGLE A" RATING
3. BUSINESS LONG TERM EXPANSION
4. FINANCIAL FLEXIBILITY

ON-GOING RECIRCULATION

Cash Flow generation is:

- **Contingent upon fulfilment of Strategic Plan, sensitive to:**
  - Business risks and opportunities: Demand, costs, competition, capex needs.
  - Financial markets developments: cost of capital.
  - Major technological changes and business opportunities.
- **Sensitive to changes in Exchanges Rates.**

FIRM COMMITMENTS AND SIZE ALLOCATIONS FOR THE USE OF CASH-FLOW MUST BE BALANCED AGAINST THESE ITEMS.

Telefónica

Our Track Record Shows We Are Delivering On All Four Priorities

Priority	Actions	Results
SHAREHOLDER REMUNERATION	• Cash dividends • Share buy-backs	• 0.4€ per share until 2006 • 101 Million shares cancelled in 2003
SOLVENCY PROTECTION FOR "SINGLE A" RATING	• Debt reduction • Notional funding of non-debt commitments	• 9 Billion € debt reduction since 2001 • Targeting pre-retirees and Redundancy Program
BUSINESS LONG TERM EXPANSION	• Add-on acquisitions • Minority buy-outs • Capex acceleration	• TCO in Brazil • Terra Lycos tender offer • Capex acceleration in Mexico
FINANCIAL FLEXIBILITY	• 2002 devaluations drained 1.3 Bn.€ of OpFCF *	• Crisis management • Liquidity reserve • Debt savings due to Fx

* EBITDA-CAPEX

Our Approach To The Destination Of 03-06 Cash-flows (I)

WE HAVE FIRM COMMITMENTS IN EXCESS OF € 15 Bn

SHAREHOLDER REMUNERATION

≅ 7.4 Bn.€

- Cash dividends.
- Share buy-backs.

- 1.2 Bn.€ to be paid in 2003.
- 2 Bn.€ a year from 2004 to 2006.
- 200 Million € executed in 1H03.

SOLVENCY PROTECTION FOR SINGLE A RATING *

≅ 7.9 Bn.€

- We have cash commitments for 7.9 Billion€:
  - ✓Gross NPV 98 Redundancy Program of 3.5 Bn.€
  - ✓ Guarantees of 0.8 Bn.€
  - ✓Gross NPV of Expected 03 Redundancy Program of 3.6 Bn.€

... Fully funding NPV of cash commitments would leave (net debt + cash commitments)/ EBITDA in the 1.4x-1.7x region in 2006

* subject to prospective risks and Rating Agencies opinion

Our Approach To The Destination Of 03-06 Cash-flows (II)

€ in Bn.

TO FULLY DELIVER ON OUR FIRM COMMITMENTS

SHAREHOLDER REMUNERATION	7.4
SOLVENCY PROTECTION FOR "SINGLE A" RATING	7.9

≅ 50% of FCF allocated to "hard" commitments

TO KEEP STRATEGIC FLEXIBILITY TO GROW OUR BUSINESSES

BUSINESS EXPANSION	> 11.7
FINANCIAL FLEXIBILITY	

TOTAL	>27

Telefónica

Our Approach To The Destination Of 03-06 Cash-flows (III)

KEEPING STRATEGIC FLEXIBILITY ABOVE 11.5 Bn.€ TO ACCOMMODATE

SELECTIVE BUSINESS EXPANSION BASED ON | **AND** | **FINANCIAL FLEXIBILITY COULD PROVIDE ROOM FOR eg:**

- Complementarity to core businesses.
- Target selection based on cash flow generation capabilities.

- A 50% value loss of Latam currencies

plus

- A 10% drop of average 04-06 Non-Latam EBITDA below its 2003 level.

2. Our 3-d Balance Sheet

THREE DIMENSIONS

2.1 ASSETS	**D**iscount Rates
2.2 LIABILITIES	**D**ebt Management
2.3 RISKS	**D**erivatives Management

ASSETS

- Help establish required rates of return for new investments, both for equity and debt.
- Follow WACC parameters in the industry and take them into account.

LIABILITIES

- Rating Target.
- Debt Size and Repayment period.
- Maturity, Currency.

RISKS

- Currency Risk.
- Sovereign Risk.
- Refinancing Risk.
- Maturity, Currency.

Telefónica

2.1 Assets

- **Creating value for shareholders means investing in businesses/projects with expected returns higher than WACCs.**
- **We provide a consistent framework for project evaluation and return assessment setting WACC parameters by business and region.**
- **We can contribute to value creation with balance sheet management by bringing WACCs lower:**
  - **Leveraging to bring WACC lower within the A rating constraint.**
  - **Extracting diversification benefits from financial exposures to help bring risk premia lower.**

2.2 Liabilities

RATING TARGET: COMFORTABLE SINGLE A TO CREATE VALUE

Creating Shareholder Value via Leverage:

- Lower cost of funds means lower WACC.
- Sensible Leverage ratios ensure sustainability.

Creating Shareholder Value via Availability of Funds:

- A comfortable single A rating ensures smooth and timely access to capital markets.
- Business opportunities not to be constrained by lack or cost of financing.

Creating Shareholder Value via Crisis Protection:

- Crisis costs not always reflected in WACC.
- Crisis hit unexpectedly, widen credit spreads or require highly dilutive right issues.
- Legal, Advisory and Financing Fees are not negligible.

Creating Shareholder Value via Financial Discipline:

- Fundamental Assessment of Solvency.
- Stable benchmarking of projects and acquisitions.

Items Included In Total Debt

Figures in million euros

	Dec 2002	Jun 2003	+ Expected New Workforce Redundancy Program
NET FINANCIAL DEBT	**22,533**	**19,991**	
Guarantees (IPSE, AVS)	776	776	
Net pre-retirement commitments	3,557	3,266	
2003-2007 ERE	0	0	3,600
COMMITMENTS	**4,333**	**4,042**	**3,600**
TOTAL DEBT+ NPV of Cash Commitments	**26,866**	**24,033**	**27,633**

9 Bn Euros Debt Reduction In 2002 & 2003


2.3 x EBITDA
28,942 Mill EUR
4,546
3,044
2,000
1,564
1,618
6.4 Bn.€
1.9 x EBITDA
22,533
3,006
531
134
663
198
2.5Bn.€
1.7 x EBITDA
19,991
2001
Operating FCF
Forex
Preferred Shares
Financial Investments
Changes in consolidation & Others
2002
Operating FCF
Forex
Dividends
Financial Investments
Changes in consolidation & Others
1H 03

COMMITMENT TO SINGLE A

- 2002: Achieve Financial net debt < 2 x EBITDA
- 2003: Achieve Financial net debt + Commitments around 2x EBITDA.

Making room for 3.6 bn Eur notional NPV of commitments related to workforce reduction in 2003-07

Telefónica

2.3 Risk Management Policy

CURRENCY RISK

- Cash Flow Hedging.
- No FX losses impacting P&L.

SOVEREIGN RISK

- Non-recourse to the parent: Financing at operating company level in Latin America.
- Fund repatriation.

REFINANCING RIKS

- Average Maturity of Debt longer than period needed to pay off debt in full.
- Liquidity sources greater than planned uses for next 12 months.

Fx Management: Offsetting Cash-flow Shortfalls With Debt Reduction

LATAM DEPRECIATION vs EURO

Lost Value (Weighted By Ebitda Origin)


31%
32%
12%
Average 2002
Average 2001
Average 1H03
Average 1H02
Average 3Q03
Average 3Q02

DEBT BY CURRENCIES


Others: 1%
2%
Latam: 18%
19%
US $: 16%
34%
Eur: 65%
45%
June 03
Dec. 02

USD debt in Latam fully hedged except in Argentina

14% + 2.3 bn USD put spreads for 2004

CUMULATIVE FX IMPACT ON CASH FLOW (ACTUAL VS 2001 FX RATES)


Total
2002
1H2003
-2.5
-1.4
-1.1
bn Eur
Losses vs. 2001

DEBT REDUCTION DUE TO FX


3.5 bn
1.6 bn
1.9 bn
Total savings
Debt in Latam currencies
Debt in USD

Debt savings more than offset cash-flow shortfall 2002-2003 due to FX depreciation

Telefónica

Actively Managing Latin American Risk

1.5 bn USD repatriated from Latam in 2002; 0.7 bn USD in 1H2003.

REPATRIATION VEHICLES 2002 & 1H2003


Management fee 4%
Others 1%
Intercompany loans 45%
Dividends - Capital decrease 50%

TOTAL REPATRIATED FUNDS (M USD)


1,458
87%
674
80%
2002
1H03
Percentage repatriated funds/latam free funds

Latam debt (23% of total) non recourse to Parent

➡ **1 bn USD debt restructured in Argentina (67% acceptance):**

- Avoid liquidity problems
- Allow equitative repayment of intercompany and external debt.
- No haircut to bondholders, just 3 years extension and 15% payment upfront.

Telefónica

Low Refinancing Risk

Average net financial debt maturity 6.3 years (June 03)

- 2003 issuance has increased average maturity by 2 years.
- Longer credit lines (extendable to 2 - 3 years).


€ in Million
3,006
3,028
4,449
2,881
1,325
1,575
931
2,261
99
77
1,535
237
1,094
500
1H03 Free Cash-Flow
2H03 & 2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014 to 2029
2030
2033

- Net maturities in 2003 & 2004 equal to cash-flows generated in one semester.
- Close to 5bn Eur undrawn committed credit lines.

Telefonica

Telefónica Could Fully Pay Its Debt In 4 Years

2003-2006: 4-year Cash Flow (billion EUR)


>39
4
5
>30
OpFCF
Interests & Calls on Cash *
Others
Cash available for debt service

➡ **Debt maturity longer than time needed for full repayment**

* Interests calculated assuming free cash-flow is used to reduce debt.

Telefónica

Net Financial Expenses: Balance Between Conservatism And Active Management


6.3%
16,511
12%
4,647
7.6%
21,158
Europe
Latam
Total TEF
1H03 Average net debt
1H03 Average debt service expense/financial Debt

Debt financial expenses of 802 mill EUR in 1H03


38% Floating
62% Fixed
Net debt as of 30 June 03

- Average interest expense in 1H03 of 7.6%, due to conservative liability management :
  - Longer maturities with a positive yield curve raise unit cost of debt and widen credit spreads.
  - Local Funding in Latam significantly more costly than in EUR/USD.
- Nevertheless, active management of currency exposures has materialized in a 267.5 Million € profit in 2003, via currency swaps.

Telefónica

3. Conclusions

3.1 TELEFÓNICA'S FINANCIAL STRENGTH.

3.2 RISKS WE DON´T HAVE.

Telefonica

3.1 Telefónica's Financial Strength

1.- Large Free Cash Flow Generation > 27 Bn.€ (03-06)

- FCF roughly equal to 50% of Market Capitalization.
- FCF roughly equal to 100% of Net Debt + Expected Commitments.

2.- Current and Expected Cash Consumption fully funded

- 20 Bn.€ Net Debt + 7.9 Bn.€ of Cash Commitments targeted.

3.- Powerful Conversion of OpFCF into FCF to Equity

CAGR 02-06


Revenues
EBITDA
OpFCF
FCF

4.- No Asset Disposals, Business Line Divestitures or Unwinding of Financial Stakes Contemplated.

5.- "Hard" Commitments for FCF Allocation at the Top of the Industry and Clear Recirculation Channels for Excess Cash Flow

3.2 Risks We Don't Have

- **No Extra Liabilities**
  - No Pension Liabilities.
  - No Real Estate Sale & Lease-back (secured off-balance sheet debt).
  - No asset-backed bonds (off-balance sheet).
- **No Pressure on stock trading**
  - Core Shareholder Stability and no government overhang.
  - Liquidity: Telefónica top 3 in ESTOXX in Liquidity: €400M daily.
- **Personnel efficiency fully funded.**
- **No need to sell off assets.**

Telefonica